UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-33488

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

Missouri State Bank & Trust Company Retirement Savings Plan

B.Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

MARSHALL & ILSLEY CORPORATION 770 North Water Street Milwaukee, Wisconsin 53202

MARSHALL & ILSLEY CORPORATION
FORM 11-K – MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Missouri State Bank & Trust Company Retirement Savings Plan Financial Statements as of and for the Years Ended December 31, 2009 and 2008, and Reports of Independent Registered Public Accounting Firms

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	4

Notes to Financial Statements as of and for the Years Ended December 31, 2009 and 2008	5–16

NOTE:
Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Missouri State Bank & Trust Company
Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Missouri State Bank & Trust Company Retirement Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 22, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Missouri State Bank & Trust Company
Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche, LLP

Milwaukee, Wisconsin
June 22, 2010

MISSOURI STATE BANK & TRUST COMPANY
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments — at fair value:
Master Trusts	$539,451	$540,106
Investments	974,982	808,072
Loans to participants	-	2,041

Total investments	1,514,433	1,350,219

RECEIVABLES — Accrued Investment income	604	731

Total assets	1,515,037	1,350,950

LIABILITIES — Payables for pending trades	-	73

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,515,037	1,350,877

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTACTS	1,120	5,244

NET ASSETS AVAILABLE FOR BENEFITS	$1,516,157	$1,356,121

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INVESTMENT INCOME:
Gain (loss) income from Master Trusts	$94,047	$(253,019)
Net appreciation (depreciation) of fair value of investments	159,888	(481,521)
Interest and dividends	16,147	28,669

Net investment income (loss)	270,082	(705,871)

DEDUCTIONS: Benefits Paid to Participants	(110,046)	(717,404)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	160,036	(1,423,275)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,356,121	2,779,396

End of year	$1,516,157	$1,356,121

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Missouri State Bank & Trust Company (the “Company”). Marshall & Ilsley Corporation (the “Corporation”) is the administrator of the Plan and Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, serves as the trustee of the Plan. Prior to the Company’s merger with the Corporation, described below, the Company served as administrator and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On May 1, 2006, the Company merged with the Corporation, and participants terminated as a direct result of the merger became 100% vested in the Plan. Participants continuing with the Corporation post merger are subject to the vesting schedule of the Plan as described below. The Plan’s benefits were frozen as of April 30, 2006.

Effective April 1, 2006, each active Company Plan participant was eligible to become a participant in the M&I Retirement Program, a defined contribution plan that is subject to the provisions of ERISA.

Contributions — Prior to the Plan being frozen, participants could elect to contribute 1% to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company also made discretionary matching contributions equal to a percentage of participants’ elective deferral contributions. Participants could also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. However, such contributions were not eligible for matching contributions by the Company.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. For participants not 100% vested as a result of the Company merger, vesting in the Company’s contributions is based on continuous service. A participant vests 20% each year upon completing two years of service. A participant is 100% vested after completing six years of service.

Forfeitures — Prior to the Plan being frozen, forfeited nonvested accounts were used to reduce Company contributions. Subsequent to the Plan being frozen, forfeited nonvested accounts were used to pay administrative expenses and then allocated to participants.

Investments — Participants may direct the investment of their contributions into various investment options offered by the Plan.  Participants who are invested in the FIS Stock Fund are able to diversify their investment out of the fund, but are not able to direct new contributions into it.

Participant Loans — Prior to May 1, 2006, participants were permitted to borrow from their vested accounts with a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever was less. The loans were secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. As of May 1, 2006, the Plan no longer offered new loans to participants. The loans were written with original terms of two to five years. The interest rates were based on prevailing market conditions when the loans were written and are fixed over the life of the note. There were no participant loans outstanding as of December 31, 2009.  Interest rates on participant loans were 6.50% at December 31, 2008.

Payment of Benefits — Participants in the Plan or beneficiaries are eligible to receive a benefit upon their termination, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual vested account.  Participants who are 59 1/2 or older may take in-service pre-tax withdrawals for any reason.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, and a common collective fund that holds synthetic and traditional guaranteed investment contracts (GICs). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements.  Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value.  If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Investment Valuation- All investments are stated at fair value, except the M&I Stable Principal Fund (the “Stable Principal Fund”) whose investments include synthetic and traditional GICs which meet the definition of “fully benefit-responsive investment contracts”.  An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•
The investment contract is affected directly between the fund and the issuer and prohibits the fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•
Either (1) the repayment of principal and interest credited to participants in the fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the fund on a designated pool of investments held by the fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

•	The terms of the investment contract require all permitted participant-initiated transactions with the fund to occur at contract value with no conditions, limits, or restrictions.

•
An event that limits the ability of the fund to transact at contract value with the issuer and that also limits the ability of the fund to transact at contract value with the participants in the fund must be probable of not occurring.

•	The fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the fund would pay or receive if they were to initiate contributions or withdrawals.  Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts.   The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts.  There are no limitations on guarantees of the contracts.

Income Recognition - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trust fees are paid by the Corporation. All administrative expenses of the Plan were paid by the Corporation for the year ended December 31, 2009.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected to withdraw from the Plan but were not yet paid as of December 31, 2009 and 2008.

Subsequent Events — Management has evaluated the impact of all subsequent events through June 22, 2010, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value.  These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value - Following is a description of the valuation methodologies used for measuring the fair value of investments.

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets (mutual funds and common stock) owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV of these funds is classified under level 1 of the hierarchy because the values of the underlying assets are quoted in an active market for identical assets (See Note 5).

Investments —Mutual Funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The Stable Principal Fund is primarily invested in traditional and synthetic GICs, interests in a securities lending collateral fund and a money market fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt instruments underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or compiled modeled prices from various sources.  These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments.  Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.   The fair values of the traditional GICs are determined using a discounted cash flow model.  The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

During 2008, the Stable Principal Fund entered into two capital support agreements (“CSAs”), one as of September 30, 2008, with the Trustee and one as of November 30, 2008, with the Corporation.  The CSAs were subject to renewals at each quarter end. As of March 31, 2009, the CSA with the Trustee was terminated and replaced with a single CSA with the Corporation.  The CSAs were provided due to volatility in the fixed income securities markets, which the Trustee believed was primarily liquidity-driven. The CSAs required the contribution of capital to the Stable Principal Fund, up to established limits, if the retention or disposition of certain assets of the Stable Principal Fund caused a loss that would otherwise prevent the Stable Principal Fund from valuing certain assets on a cost rather than a market value basis and maintaining a stable net asset value of $1.00 per unit. The fair value of the CSAs to the Stable Principal Fund was generally the intrinsic value of the guarantee and represented approximately 40% of the CSA aggregate limit at December 31, 2009 and 2008. (See Note 12- Subsequent Event regarding the funding of the capital contribution obligations under the CSA termination of the CSA on March 25, 2010).

The fair value of the Stable Value Fund is classified as level 2 of the fair valuation hierarchy.

Investments held outside the Master Trusts stated at fair value on a recurring basis are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2009 and 2008.

	2009
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Investments:
Mutual Funds	$830,346			$830,346
Stable Value Fund		144,636		144,636

TOTAL	$830,346	$144,636	$-	$974,982

	2008
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Investments:
Mutual Funds	$709,731			$709,731
Stable Value Fund		98,341		98,341
			2,041	2,041
TOTAL	$709,731	$98,341	$2,041	$810,113

Level 3 Gains and Losses

The table presented below summarizes the change in balance sheet carrying values associated with financial instruments measured using significant unobservable inputs (Level 3) during the twelve months ended December 31, 2009 and 2008.

Loans to Participants	2009	2008

Balance, beginning of year	$2,041	$4,043

Payments	(2,041)	(2,002)

Balance, end of year	$-	$2,041

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

M&I Master Trust — M&I Stock Fund*	$-	$78,136
M&I Master Trust — Growth Balanced Fund*	242,966	197,958
M&I Master Trust — Moderate Balanced Fund*	112,403	97,511
M&I Master Trust — Aggressive Stock Fund*	100,572	93,186
Marshall International Stock Fund*	-	108,620
Vanguard Institutional Index Fund	131,985	136,070
M&I Stable Principal Fund*	144,636	98,341

*Represents party-in-interest

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2009	2008

Mutual funds	$159,888	$(481,521)

Net appreciation (depreciation) of fair value of investments	$159,888	$(481,521)

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. The “Master Trusts” are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401k Plan and the M&I Retirement Plan for investment and administrative purposes. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income (loss) in the Master Trusts at December 31, 2009 and 2008 are summarized as follows:

M&I Master Trust — Aggressive Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$64,755,168	$46,731,143

Net assets of the M&I Master Trust — Aggressive Stock Fund	$64,755,168	$46,731,143

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$100,572	$93,186

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	0.16%	0.20%

Dividend and interest income	$580,360	$742,528
Net appreciation (depreciation) in the fair value of investments —mutual funds	17,563,920	(34,058,946)

Total M&I Master Trust — Aggressive Stock Fund income (loss)	$18,144,280	$(33,316,418)

M&I Master Trust — Growth Balanced Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$89,068,674	$64,314,340

Net assets of the M&I Master Trust — Growth Balanced Fund	$89,068,674	$64,314,340

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$242,966	$197,958

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	0.27%	0.31%

Dividend and interest income	$2,045,633	$2,222,653
Net appreciation (depreciation) in the fair value of investments —mutual funds	18,269,286	(27,934,492)

Total M&I Master Trust — Growth Balanced Fund income (loss)	$20,314,919	$(25,711,839)

M&I Master Trust — Aggressive Balanced Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$16,450,677	$12,135,976

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$16,450,677	$12,135,976

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$12,587	$9,420

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	0.08%	0.08%

Dividend and interest income	$268,057	$306,973
Net appreciation (depreciation) in the fair value of investments — mutual funds	3,749,669	(7,043,994)

Total M&I Master Trust — Aggressive Balanced Fund income (loss)	$4,017,726	$(6,737,021)

M&I Master Trust — Moderate Balanced Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$14,772,801	$8,296,963

Net assets of the M&I Master Trust — Moderate Balanced Fund	$14,772,801	$8,296,963

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$112,403	$97,511

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	0.76%	1.18%

Dividend and interest income	$370,318	$337,690
Net appreciation (depreciation) in the fair value of investments —mutual funds	2,197,935	(2,415,811)

Total M&I Master Trust — Moderate Balanced Fund income (loss)	$2,568,253	$(2,078,121)

M&I Master Trust — Diversified Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — mutual funds	$21,720,595	$16,552,186

Net assets of the M&I Master Trust — Diversified Stock Fund	$21,720,595	$16,552,186

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$45,510	$57,251

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	0.21%	0.35%

Dividend and interest income	$242,549	$306,185
Net appreciation (depreciation) in the fair value of investments —mutual funds	5,427,294	(10,323,362)

Total M&I Master Trust — Diversified Stock Fund income (loss)	$5,669,843	$(10,017,177)

M&I Master Trust — FIS Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — common stock	$53,836,643	$33,821,614

Net assets of the M&I Master Trust — FIS Stock Fund	$53,836,643	$33,821,614

Plan’s interest in net assets of the M&I Master Trust — FIS Stock Fund	$10,974	$6,644

Plan’s interest in M&I Master Trust — FIS Stock Fund as a percentage of the total	0.02%	0.02%

Dividend and interest income	$116,826	$10,177
Net appreciation (depreciation) in the fair value of investments —common stock	28,670,479	(15,912,545)

Total M&I Master Trust — FIS Stock Fund income (loss)	$28,787,305	$(15,902,368)

M&I Master Trust — M&I Stock Fund
	2009	2008
Investments — whose fair value is determined based on quoted market prices — common stock	$48,558,904	$105,201,398

Net assets of the M&I Master Trust — M&I Stock Fund	$48,558,904	$105,201,398

Plan’s interest in net assets of the M&I Master Trust — M&I Stock Fund	$14,439	$78,136

Plan’s interest in M&I Master Trust — M&I Stock Fund as a percentage of the total	0.03%	0.07%

Dividend and interest income	$354,475	$9,589,619
Net depreciation in the fair value of investments — common stock	(57,236,374)	(93,929,990)

Total M&I Master Trust — M&I Stock Fund loss	$(56,881,899)	$(84,340,371)

At December 31, 2009 and 2008, the M&I Master Trust — M&I Stock Fund held 8,796,441 and 7,594,666 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $91,247,533 and $97,442,581, respectively. During the year ended December 31, 2009 and 2008, the M&I Master Trust — M&I Stock Fund recorded dividend income of $344,506 and $9,529,997, respectively.

6.	FEDERAL INCOME TAX STATUS

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by the Corporation. The Plan has not requested its own determination letter from the Internal Revenue Service. However, the Corporation and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has adopted updated accounting guidance in 2009 that addresses the accounting for uncertainty in income taxes and establishes for all entities a minimum threshold for financial statement recognition of the benefit of tax positions taken in filing tax returns.  The Plan recognizes tax benefits only if it is more likely than not that a tax position will be sustained upon examination.  The Plan had no uncertain tax positions and is not aware of any significant changes that are reasonably possible within the next twelve months.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also Note 10).

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.

9.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the 2009 and 2008 Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$1,516,157	$1,356,121
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,120)	(5,244)

Net assets available for benefits per the Form 5500	$1,515,037	$1,350,877

Net increase (decrease) in assets available for benefits per the financial statements	$160,036	$(1,423,275)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts current year	(1,120)	(5,244)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts prior year	5,244	1,534

Net income per the Form 5500	$164,160	$(1,426,985)

10.   SUBSEQUENT EVENT

On March 3, 2010, the trustee of the Stable Principal Fund requested from the Corporation payment of a capital contribution in exchange for terminating the CSA between the Stable Principal Fund and the Corporation.  The Corporation agreed to satisfy its capital contribution obligations under the CSA and made payments equal to the difference between the cost and fair value of certain investments to maintain a stable net asset value of $1.00 per unit.  The CSA was terminated in its entirety on March 25, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

/s/ Dennis R. Salentine

Dennis R. Salentine Vice President and Director of Corporate Benefits of the Marshall & Ilsley Corporation

Date: June 22, 2010